SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Announcement | Lisbon | 14 January 2015

Additional information disclosed by Oi S.A.

Portugal Telecom, SGPS S.A. hereby makes available the attached documents, which have been prepared by Oi, S.A. in connection with the sale of all of the share capital of PT Portugal, SGPS, S.A. to Altice by Oi, S.A.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

OI S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.30029520-88

CALL NOTICE

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 5TH
ISSUANCE OF DEBENTURES TO BE HELD ON JANUARY 26, 2015

OI S.A., a publicly-held company with headquarters at Rua Lavradio, nº 71, Centro, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 76.535.764/0001-43, whose articles of incorporation are registered with the Rio de Janeiro State Registry of Commerce (“JUCERJA”) under NIRE 33.30029520-8, registered with the Brazilian Securities and Exchange Commission (“CVM”) under code 11312 (“Company”), due to the following, hereby invites the Debenture Holders of the Company’s 5th Issuance of Simple, Not Convertible into Shares, Unsecured Debentures in Two Series for Public Distribution, such debentures having been originally issued by Telemar Norte Leste S.A. and subsequently transferred to the Company, to attend a General Meeting to be held at 10:00 a.m. on January 26, 2015, at the Company’s headquarters in order to examine, discuss and vote on the agenda set forth herein, including the discussion of a payment, or not, of a premium by the Company as a result of the respective resolutions.

On October 13 and 20, 2014 and November 10, 2014, the Company published Notices to the Market reiterating its commitment with its investors and the market in general to migrate its shareholder base to the Novo Mercado trading segment of the BM&F Bovespa S.A. — Securities, Commodities and Futures Exchange (“BM&F Bovespa”), through the merger of its shares by Telemar Participações S.A. (“CorpCo” and “Merger of Shares”, respectively), CorpCo’s control thereby being pulverized as already disclosed to the market in the Material Fact of September 8, 2014.

On December 8, 2014, the Company published a Material Fact informing its shareholders and the market in general that the Company’s Board of Directors had approved the general terms and conditions for the sale of all the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A. (jointly with Altice PT, “Altice”), substantially involving PT Portugal’s operations in Portugal and Hungary (“Sale of PT Portugal”).

It should be noted that the Sale of PT Portugal depends on (I) approval by Portugal Telecom SGPS S.A. (“PT SGPS”) Shareholders’ Meeting to be held on January 12, 2015; (II) conducting an intra-group corporate restructuring in order to delineate the operations to be transferred as well as to separate PT Portugal’s investments which will not be included in the sale, including the investments in Africatel GmbH & Co. KG and Timor Telecom S.A. and the investments held by PT Portugal in Rio Forte Investments S.A. (which are subject of the swap exchange agreement with PT SGPS under which this investment will be exchanged for shares issued by Oi, which is still subject to approval by the CVM), as well as all or part of PT Portugal’s indebtedness; and (III) obtaining all the necessary corporate, regulatory and contractual approvals.

It should also be noted that the normal course of the Sale of PT Portugal will lead to a reduction in the Company’s EBITDA in the amount that will cease to be consolidated in its Financial Statements, at the same time that PT Portugal’s current debt may be temporarily maintained, with a temporary impact on the Company’s gross leverage, although with a substantial immediate reduction in the Company’s net debt.

As a result of the above mentioned, the agenda will comprise the following items:

(1)                       authorization for the corporate restructuring aimed to raise the level of the Company’s governance before BM&F Bovespa and/or the Merger of Shares, pursuant to article 231 of the Brazilian Corporation Law; and

(2)                       temporary waiver of the financial covenants set forth in Clause 6.21, item XV, of the Indenture of the Company’s 5th Issuance of Simple, Not Convertible into Shares, Unsecured Debentures in up to Two Series for Public Distribution (such debentures originally issued by Telemar Norte Leste S.A.), during the four (4) quarters of 2015, with their reinstatement as of the first quarter of 2016, inclusive.

General Instructions:

The documentation related to the agenda is available at the Company headquarters and the headquarters of GDC Partners Serviços Fiduciários DTVM Ltda. (“Trustee”), as well as on the websites of the Company (www.oi.com.br), the Trustee (www.gdcdtvm.com.br) and the CVM (www.cvm.gov.br).

In order to speed up the process and facilitate the work of the Debenture Holders’ Meeting, the Debenture Holders should present themselves at the address indicated above bearing documents to attest their ownership of the respective Debentures. Any proxy instruments granted by the Debenture Holders for their representation at the General Meeting should be sent to the Trustee in up to two (2) business days prior the General Meeting, via e-mail to gdc@gdcdtvm.com.br, as well as deposited with the Trustee at its headquarters, located at Avenida Ayrton Senna, nº 3.000, parte 3, bloco Itanhangá, sala 3.105, Barra da Tijuca, in the city and state of Rio de Janeiro.

Rio de Janeiro, December 15, 2014.

Bayard De Paoli Gontijo

CEO, CFO and Investor Relations Officer

Oi S.A.

OI S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.30029520-8

CALL NOTICE

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 9TH
ISSUANCE OFDEBENTURES TO BE HELD ON JANUARY 26, 2015

OI S.A., a publicly-held company with headquarters at Rua Lavradio, nº 71, Centro, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 76.535.764/0001-43, whose articles of incorporation are registered with the Rio de Janeiro State Registry of Commerce (“JUCERJA”) under NIRE 33.30029520-8, registered with the Brazilian Securities and Exchange Commission (“CVM”) under code 11312 (“Company”), due to the following, hereby invites the Debenture Holders of the Company’s 9th Issuance of Simple, Not Convertible into Shares, Unsecured Debentures in Two Series for Public Distribution, to attend a General Meeting to be held at 2:00 p.m. on January 26, 2015, at the Company’s headquarters, in order to examine, discuss and vote on the agenda set forth herein, including the discussion of a payment, or not, of a premium by the Company as a result of the respective resolutions.

On October 13 and 20, 2014 and November 10, 2014, the Company published Notices to the Market reiterating its commitment with its investors and the market in general to migrate its shareholder base to the Novo Mercado trading segment of the BM&F Bovespa S.A. — Securities, Commodities and Futures Exchange (“BM&F Bovespa”), through the merger of its shares by Telemar Participações S.A. (“CorpCo” and “Merger of Shares”, respectively), CorpCo’s control thereby being pulverized as already disclosed to the market in the Material Fact of September 8, 2014.

On December 8, 2014, the Company published a Material Fact informing its shareholders and the market in general that the Company’s Board of Directors had approved the general terms and conditions for the sale of all the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A. (jointly with Altice PT, “Altice”), substantially involving PT Portugal’s operations in Portugal and Hungary (“Sale of PT Portugal”).

It should be noted that the Sale of PT Portugal depends on (I) approval by Portugal Telecom SGPS S.A. (“PT SGPS”) Shareholders’ Meeting to be held on January 12, 2015; (II) conducting an intra-group corporate restructuring in order to delineate the operations to be transferred as well as to separate PT Portugal’s investments which will not be included in the sale, including the investments in Africatel GmbH & Co. KG and Timor Telecom S.A. and the investments held by PT Portugal in Rio Forte Investments S.A. (which are subject of the swap exchange agreement with PT SGPS under which this investment will be exchanged for shares issued by Oi, which is still subject to approval by the CVM), as well as all or part of PT Portugal’s indebtedness; and (III) obtaining all the necessary corporate, regulatory and contractual approvals.

It should also be noted that the normal course of the Sale of PT Portugal will lead to a reduction in the Company’s EBITDA in the amount that will cease to be consolidated in its Financial Statements, at the same time that PT Portugal’s current debt may be temporarily maintained, with a temporary impact on the Company’s gross leverage, although with a substantial immediate reduction in the Company’s net debt.

As a result of the above mentioned, the agenda will comprise the following items:

(1)                       authorization for the Sale of PT Portugal, including the necessary corporate restructuring for the implementation of said sale, in such a way as not to raise any discussions regarding eventual non-compliance of the obligation set forth in Clause 6.23, item XII, of the Indenture of the Company’s 9th Issuance of Simple, Not Convertible into Shares, Unsecured Debentures in up to Two Series for Public Distribution (“Indenture”);

(2)                       authorization for the corporate restructuring aimed to raise the level of the Company’s governance before BM&F Bovespa and/or the Merger of Shares, pursuant to article. 231 of the Brazilian Corporation Law and to Clause 6.23, item XIII, of the Indenture; and

(3)                       temporary waiver of the financial covenants set forth in Clause 6.23, item XVIII, of the Indenture, during the four (4) quarters of 2015, with their reinstatement as of the first quarter of 2016, inclusive.

General Instructions

The documentation related to the agenda is available at the Company’s headquarters and the headquarters of Planner Trustee DTVM Ltda. (“Trustee”), as well as on the websites of the Company (www.oi.com.br), the Trustee (www.planner.com.br) and the CVM (www.cvm.gov.br).

In order to speed up the process and facilitate the work of the Debenture Holders’ Meeting, the Debenture Holders should present themselves at the address indicated above bearing documents to attest their ownership of the respective Debentures. Any proxy instruments granted by the Debenture Holders for their representation at the General Meeting should be sent to the Trustee in up to two (2) business days prior the General Meeting, via e-mail

(vrodrigues@planner.com.br, zsouza@planner.com.br, tlima@planner.com.br), as well as deposited with the Trustee at its headquarters, located at Avenida Brigadeiro Faria Lima, nº 3.900, 10º andar, in the city and state of São Paulo.

Rio de Janeiro, December 15, 2014.

Bayard De Paoli Gontijo

CEO, CFO and Investor Relations Officer

Oi S.A.

OI S.A.

Publicly-Held Company

CORPORATE TAXPAYER ID (CNPJ/MF): 76.535.764/0001-43

COMPANY REGISTRY (NIRE): 33.30029520-8

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 5TH
ISSUANCE OF DEBENTURES

TO BE HELD ON JANUARY 26, 2015

MANAGEMENT PROPOSAL

RIO DE JANEIRO, DECEMBER 30, 2014

OI S.A.

Publicly-Held Company

CORPORATE TAXPAYER ID (CNPJ/MF): 76.535.764/0001-43

COMPANY REGISTRY (NIRE): 33.30029520-8

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 5TH ISSUANCE OF
DEBENTURES

TO BE HELD ON JANUARY 26, 2015

MANAGEMENT PROPOSAL

Dear Debenture holders,

The management of OI S.A., a publicly-held company, with headquarters at Rua Lavradio nº 71, 2º andar, Centro, in the city and state of Rio de Janeiro, whose articles of incorporation are registered with the Rio de Janeiro State Registry of Commerce under Company Registry (NIRE): 33.30029520-8, inscribed in the roll of corporate taxpayers (CNPJ) under number 76.535.764/0001-43, registered with the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held company category “A” under the code 11312 (“Company”), under the terms and for the purposes of the legislation in force and the Company’s Bylaws, hereby submits to resolution by the debenture holders convened at the general meeting of debenture holders of the Company’s 5th Issuance of simple, not convertible into shares, unsecured debentures, in two series for public distribution, to be held on January 26, 2015, at the Company’s headquarters, the following proposals:

1.                                     CORPORATE RESTRUCTURING PROPOSAL

This is a proposal for the corporate restructuring aiming to promote the migration of the company’s shareholder base to the Novo Mercado trading segment of the BM&F Bovespa S.A. — Securities, Commodities and Futures Exchange (“BM&F Bovespa”), through the merger of its shares by Telemar Participações S. A. (“CorpCo”), CorpCo’s control thereby being pulverized, as already disclosed to the market by the Company in the Material Fact of September 8, 2014 and the Notices to the Market of October 13 and 20, 2014 and November 10, 2014.

2.                                     PROPOSAL FOR A TEMPORARY WAIVER OF THE FINANCIAL COVENANTS

This is a temporary waiver of the financial covenants set forth in Clause 6.21, item XV, of the “Indenture of the Company’s 5th Issuance of Simple, not Convertible into Shares, Unsecured Debentures for Public Distribution” (“Financial Covenants”) (said debentures originally issued by Telemar Norte Leste S.A.), during the four (4) quarters of 2015, with the restatement of said Financial Covenants as of the first quarter of 2016 (inclusive).

This proposal arises from the fact that, as announced through the Material Fact of December 8, 2014, the Company’s Board of Directors approved the general terms and conditions for the sale of all the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A. (jointly with Altice PT, “Altice”), substantially involving PT Portugal operations in Portugal and Hungary (“Sale of PT Portugal”).

It should be noted that the Sale of PT Portugal depends on (I) approval by Portugal Telecom SGPS S.A. (“PT SGPS”) Shareholders’ Meeting to be held on January 12, 2015; (II) conducting an intra-group restructuring in order to delineate the operations to be transferred, as well as to separate PT Portugal’s investments which will not be included in the sale, including the investments in Africatel GmbH & Co. KG and Timor Telecom S.A., and the investment in Rio Forte Investments S.A. (which are the subject of the swap exchange agreement with PT SGPS under which this investment will be exchanged for shares issued by Oi, which is still subject to approval by the CVM), as well as all or part of PT Portugal’s indebtness; and (III) obtaining all the necessary corporate, regulatory and contractual approvals.

The normal course of the Sale of PT Portugal will lead to a reduction in the Company’s EBITDA in the amount that will cease to be consolidated in its financial statements, at the same time that PT Portugal’s current debt may be temporarily maintained, with a temporary impact on the Company’s gross leverage, although with a substantial immediate reduction in Company’s net debt, due to which we propose the temporary waiver of the Financial Covenants.

3.                                     PROPOSAL FOR PAYMENT OF A PREMIUM

This is a proposal for the payment of a premium by the Company to the debenture holders, in counterpart to the approval of the temporary waiver of the Financial Covenants, whose parameters, as well as its calculation method, will be discussed and determined at the general meeting of debenture holders.

4.                                     ADDITIONAL PROPOSALS

The Company may assume certain obligations before the debenture holders in return for approval of items 1 and 2 above, which will be discussed at the general meeting of debenture holders.

5.                                     CONCLUSIONS

The documentation related to the proposals herein is available to the debenture holders at the Company’s headquarters and on the websites of the Company (http://www.oi.com.br), the CVM (http://www.cvm.gov.br/) and the BM&FBOVESPA (http://www.bmfbovespa.com.br/).

This proposal may be subsequently complemented by the Company’ management, if necessary.

For the reasons described above, the Company’s management submits this proposal to the debenture holders convened at the general meeting.

Rio de Janeiro, December 30, 2014.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

OI S.A.

Publicly-Held Company

CORPORATE TAXPAYER ID (CNPJ/MF): 76.535.764/0001-43

COMPANY REGISTRY (NIRE): 33.30029520-8

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 9TH

ISSUANCE OF DEBENTURES

TO BE HELD ON JANUARY 26, 2015

MANAGEMENT PROPOSAL

RIO DE JANEIRO, DECEMBER 30, 2014

OI S.A.

Publicly-Held Company

CORPORATE TAXPAYER ID (CNPJ/MF): 76.535.764/0001-43

COMPANY REGISTRY (NIRE): 33.30029520-8

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 9TH ISSUANCE OF

DEBENTURES

TO BE HELD ON JANUARY 26, 2015

MANAGEMENT PROPOSAL

Dear Debenture holders,

The management of OI S.A., a publicly-held company, with headquarters at Rua Lavradio nº 71, 2º andar, Centro, in the city and state of Rio de Janeiro, whose articles of incorporation are registered with the Rio de Janeiro State Registry of Commerce under Company Registry (NIRE): 33.30029520-8, inscribed in the roll of corporate taxpayers (CNPJ) under number 76.535.764/0001-43, registered with the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held company category “A” under the code 11312 (“Company”), under the terms and for the purposes of the legislation in force and the Company’s Bylaws, hereby submits to resolution by the debenture holders convened at the general meeting of debenture holders of the Company’s 9th Issuance of simple, Not Convertible into Shares, unsecured debentures, in two series for public distribution, to be held on January 26, 2015, at the Company’s headquarters, the following proposals:

1.                                     PROPOSAL FOR THE SALE OF PT PORTUGAL SGPS S.A. (“PT PORTUGAL”)

This is a proposal for the sale of all the shares of PT Portugal to Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A. (jointly with Altice PT, “Altice”), substantially involving PT Portugal’s operations in Portugal and Hungary (“Sale of PT Portugal”), as published through the Material Fact of December 08, 2014.

It should be noted that the Sale of PT Portugal depends on (I) approval by a Portugal Telecom SGPS S.A. (“PT SGPS”) Shareholders’ Meeting to be held on January 12, 2015; (II) conducting an intra-group restructuring in order to delineate the operations to be transferred, as well as to separate PT Portugal’s investments which will not be included in the sale, including the investments in Africatel GmbH & Co. KG and Timor Telecom S.A., and the investments in Rio Forte Investments S.A. (which are subject of the swap exchange agreement with PT SGPS under which this investment will be exchanged for shares issued by Oi’s, which is still subject to approval by the CVM), as well as all or part of PT Portugal’s indebtness; and (III) obtaining all the necessary corporate, regulatory and contractual approvals.

2.                                     CORPORATE RESTRUCTURING PROPOSAL

This is a proposal for the corporate restructuring aiming to promote the migration of the company’s shareholder base to the Novo Mercado trading segment of the BM&F Bovespa S.A. — Securities, Commodities and Futures Exchange (“BM&F Bovespa”), through the merger of its shares by Telemar Participações S. A. (“CorpCo”), CorpCo’s control thereby being pulverized, as already disclosed to the market by the Company in the Material Fact of September 8, 2014 and the Notices to the Market of October 13 and 20, 2014 and November 10, 2014.

3.                                     PROPOSAL FOR A TEMPORARY WAIVER OF THE FINANCIAL COVENANTS

This is a temporary waiver of the financial covenants set forth in Clause 6.23, item XVIII, of the “Indenture of the Company’s 9th Issuance of Simple, Not Convertible into Shares, Unsecured Debentures, in up to Two Series, for Public Distribution” (“Financial Covenants”), during the four (4) quarters of 2015, with the restatement of said Financial Covenants as of the first quarter of 2016 (inclusive).

Said proposal arises from the fact that the Sale of PT Portugal, as described in item 1 above, will lead to a reduction in the Company’s EBITDA in the amount that will cease to be consolidated in its financial statements, at the same time that PT Portugal’s current debt may be temporarily maintained, with a temporary impact on the Company’s gross leverage, although with a substantial immediate reduction in the Company’s net debt, due to which we propose the temporary waiver of the Financial Covenants.

4.                                     PROPOSAL FOR PAYMENT OF A PREMIUM

This is a proposal for the payment of a premium by the Company to the debenture holders, in counterpart to the approval of the temporary waiver of the Financial Covenants, whose parameters, as well as its calculation method, will be discussed and determined at the general meeting of debenture holders.

5.                                     ADDITIONAL PROPOSALS

The Company may assume certain obligations before the debenture holders in return for approval of items 1, 2 and 3 above, which will be discussed at the general meeting of debenture holders.

6.                                     CONCLUSIONS

The documentation related to the proposals herein is available to the debenture holders at the Company’s headquarters and on the websites of the Company (http://www.oi.com.br), the CVM (http://www.cvm.gov.br/) and the BM&FBOVESPA (http://www.bmfbovespa.com.br/).

This proposal may be subsequently complemented by the Company’ management, if necessary.

For the reasons described above, the Company’s management submits this proposal to the debenture holders convened at the general meeting.

Rio de Janeiro, December 30, 2014.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.